SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 2 to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Energy XXI (Bermuda) Limited
(Name of Subject Company (Issuer) and Filing Person (Offeror))
7.25% Convertible Perpetual Preferred Stock
(Title of Class of Securities)
29274U200
(CUSIP Number of Class of Securities)
Juliet Evans
Canon’s Court, 22 Victoria Street, PO Box HM 1179,
Hamilton HM EX, Bermuda
441-295-2244
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:
T. Mark Kelly
Vinson & Elkins L.L.P.
First City Tower
1001 Fannin Street, Suite 2500
Houston, Texas  77002
(713) 758-2222
CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee

$ 152,305,369	$ 10,860

*
Estimated solely for purpose of calculating the registration fee and based on (a) the product of (i) $23.16, the average of the high and low price of Energy XXI (Bermuda) Limited’s common stock, par value $0.005 per share (the “Common Stock”), as listed on The NASDAQ Capital Market on October 20, 2010, and (ii) 5,969,291, the number of shares of Common Stock that Energy XXI (Bermuda) Limited is offering in exchange for all 680,500 outstanding shares of Energy XXI (Bermuda) Limited’s 7.25% Convertible Perpetual Preferred Stock, par value $0.001 per share (the “Preferred Stock”), and (b) $14,056,589, the maximum aggregate amount of cash to be paid by Energy XXI (Bermuda) Limited pursuant to the exchange offer, assuming that the exchange offer is fully subscribed by holders of the Preferred Stock.  The registration fee was paid on October 21, 2010.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO-I (as amended and restated, the “Schedule TO-I”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 21, 2010 by Energy XXI (Bermuda) Limited (the “Company”), in connection with its offer to exchange, on the terms and subject to the conditions set forth in the Offer to Exchange, dated October 21, 2010 (the “Offer to Exchange”), as supplemented by the First Supplement to Offer to Exchange, dated November 3, 2010 (the “First Supplement”), and related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offer”), any and all shares of the Company’s outstanding 7.25% Convertible Perpetual Preferred Stock (the “Preferred Stock”) for newly issued shares of the Company’s common stock and a cash payment.

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO-I, the Offer to Exchange, the First Supplement and Letter of Transmittal remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on Schedule TO-I or in the Offer to Exchange, the First Supplement or the Letter of Transmittal. You should read this Amendment No. 2 together with the Schedule TO-I, the Offer to Exchange, First Supplement and the related Letter of Transmittal.

Offer to Exchange (Exhibit (a)(1) to the Schedule TO)

The Offer to Exchange is hereby amended as follows:

1.           Where You Can Find More Information and Incorporation by Reference

The second bullet of the first paragraph under the section of the Offer to Exchange entitled “WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE” on page iv, is hereby deleted in its entirety and replaced with the following:

•
our Current Reports on Form 8-K dated October 4, 2010, October 7, 2010, October 15, 2010, October 18, 2010, October 21, 2010, October 27, 2010, November 3, 2010, November 5, 2010, November 8, 2010 and November 10, 2010;

Following the first bullet of the first paragraph under the section of the Offer to Exchange entitled “WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE” on page iv, the following is hereby inserted:

•	our Quarterly Report on Form 10-Q for the three months ended September 30, 2010, filed on November 8, 2010;

Item 12.	Exhibits.

Exhibit	Description

(a)(1)(i)*	Offer to Exchange, dated October 21, 2010

(a)(1)(ii)*	Form of Letter of Transmittal

(a)(1)(iii)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(iv)*	Form of Letter to Clients

(a)(1)(v)#	First Supplement to Offer to Exchange, dated November 3, 2010

(a)(2)(i)*	Press Release, dated October 21, 2010

(a)(2)(ii)	Press Release, dated November 3, 2010 [Incorporated by reference to Exhibit 99.1 to Energy XXI (Bermuda) Limited's Current Report on Form 8-K dated November 3, 2010 (File No. 001-33628)].

(b)(i)
Amended and Restated First Lien Credit Agreement, dated June 8, 2007, among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI Gulf Coast, Inc.’s Registration Statement on Form S-4 dated August 22, 2007 (File No. 333-145639)].

(b)(ii)
First Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated November 19, 2007 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated November 26, 2007 (File No. 001- 33628)].

(b)(iii)
Second Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated December 1, 2008 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated December 15, 2008 (File No. 001- 33628)].

(b)(iv)
Third Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated April 6, 2009 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated March 31, 2009 (File No. 001- 33628)].

(b)(v)
Fourth Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated September 11, 2009 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 4.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated September 23, 2009 (File No. 001- 33628)].

(b)(vi)
Fifth Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated December 11, 2009 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.38 to Energy XXI (Bermuda) Limited’s Annual Report on Form 10-K dated September 8, 2010 (File No. 001- 33628)].

(b)(vii)
Sixth Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated February 5, 2010 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated February 10, 2010 (File No. 001- 33628)].

(b)(viii)
Seventh Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated October 15, 2010 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated October 18, 2010 (File No. 001- 33628)].

(d)	Not applicable.

(g)	Not applicable.

(f)	Not applicable.

* Previously filed with the Schedule TO-I on October 21, 2010.
# Previously filed with the Schedule TO-I/A on November 3, 2010.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENERGY XXI (BERMUDA) LIMITED

Date: November 10, 2010	By:	/s/ D. West Griffin
	Name:	D. West Griffin
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)*	Offer to Exchange, dated October 21, 2010

(a)(1)(ii)*	Form of Letter of Transmittal

(a)(1)(iii)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(iv)*	Form of Letter to Clients

(a)(1)(v)#	First Supplement to Offer to Exchange, dated November 3, 2010

(a)(2)(i)*	Press Release, dated October 21, 2010

(a)(2)(ii)	Press Release, dated November 3, 2010 [Incorporated by reference to Exhibit 99.1 to Energy XXI (Bermuda) Limited's Current Report on Form 8-K dated November 3, 2010 (File No. 001-33628)].

(b)(i)
Amended and Restated First Lien Credit Agreement, dated June 8, 2007, among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI Gulf Coast, Inc.’s Registration Statement on Form S-4 dated August 22, 2007 (File No. 333-145639)].

(b)(ii)
First Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated November 19, 2007 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated November 26, 2007 (File No. 001- 33628)].

(b)(iii)
Second Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated December 1, 2008 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated December 15, 2008 (File No. 001- 33628)].

(b)(iv)
Third Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated April 6, 2009 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated March 31, 2009 (File No. 001- 33628)].

(b)(v)
Fourth Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated September 11, 2009 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 4.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated September 23, 2009 (File No. 001- 33628)].

(b)(vi)
Fifth Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated December 11, 2009 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.38 to Energy XXI (Bermuda) Limited’s Annual Report on Form 10-K dated September 8, 2010 (File No. 001- 33628)].

(b)(vii)
Sixth Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated February 5, 2010 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated February 10, 2010 (File No. 001- 33628)].

(b)(viii)
Seventh Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated October 15, 2010 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated October 18, 2010 (File No. 001- 33628)].

(d)	Not applicable.

(g)	Not applicable.

(f)	Not applicable.

* Previously filed with the Schedule TO-I on October 21, 2010.
# Previously filed with the Schedule TO-I/A on November 3, 2010.